Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 to be filed on or about July 27, 2020) and related Prospectus of Graphic Packaging Holding Company for the registration of common stock, preferred stock, depositary shares, warrants, purchase contracts, or units and to the incorporation by reference therein of our reports dated February 10, 2020, with respect to the consolidated financial statements of Graphic Packaging Holding Company, and the effectiveness of internal control over financial reporting of Graphic Packaging Holding Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

July 27, 2020